SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

(Amendment No. 25)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

Platinum Energy Resources, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

727659104

(CUSIP Number)

Jeffrey A. Legault

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

(212) 813-8851

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 727659104

1	Name of Reporting Person Syd Ghermezian

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 13,490,296

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 13,490,296

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,490,296

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.7%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 727659104

11	Name of Reporting Person Pacific International Group Holdings LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,490,296

	8	Shared Voting Power None

	9	Sole Dispositive Power 13,490,296

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,490,296

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.7%

14	Type of Reporting Person (See Instructions) OO

This Amendment No. 25 is filed by Pacific International Group Holdings LLC (“Pacific”) and Syd Ghermezian (collectively, the “Reporting Persons”), and amends and supplements the statement on Schedule 13D (the “Statement”) originally filed with the Securities and Exchange Commission on September 12, 2007 by Braesridge Energy LLC (“BEL”) and Barry Kostiner, and amended by Amendment No. 1 on October 18, 2007, Amendment No. 2 on October 24, 2007, Amendment No. 3 on October 26, 2007, Amendment No. 4 on October 30, 2007, Amendment No. 5 on November 27, 2007, Amendment No. 6 on November 30, 2007, Amendment No. 7 on December 6, 2007 and Amendment No. 8 on December 12, 2007, each filed by BEL and Mr. Kostiner; Amendment No. 9 on February 15, 2008 and Amendment No. 10 on March 5, 2008, each filed by BEL and Mr. Ghermezian; Amendment No. 11 on June 26, 2008 and Amendment No. 12 on November 24, 2008, each filed by BEL, Regent Venture V LLC (“Regent”) and Mr. Ghermezian; Amendment No. 13 on June 1, 2009, filed by Pacific, BEL, Regent and Mr. Ghermezian; and Amendment No. 14 on June 10, 2009, Amendment No. 15 on June 19, 2009, Amendment No. 16 on July 9, 2009, Amendment No. 17 on July 31, 2009, Amendment No. 18 on December 10, 2009, Amendment No. 19 on January 27, 2010, Amendment No. 20 on February 19, 2010, Amendment No. 21 on March 9, 2010, Amendment No. 22 on August 11, 2010, Amendment No. 23 on August 12, 2010 and Amendment No. 24 on April 22, 2011, each filed by Pacific and Mr. Ghermezian, with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Platinum Energy Resources, Inc., a Delaware corporation (the “Issuer”).  From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby.

Except as specifically provided herein, this Amendment No. 25 does not modify any of the information previously reported in the Statement, and unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

The Reporting Persons previously entered into the Joint Filing Agreement, a copy of which was filed as Exhibit 99.2 to Amendment No. 14 to the Statement, and which is incorporated herein by reference thereto.

Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Act.

Item 1.	Security and Issuer
Response unchanged.

Item 2.	Identity and Background
Response unchanged.

Item 3.	Source and Amount of Funds or Other Consideration
Response unchanged.

Item 4.	Purpose of Transaction
Response unchanged.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby supplemented as follows:

Pacific may be deemed to be the direct beneficial owner with sole voting and dispositive power of 13,490,296 shares of Common Stock, representing in the aggregate 59.7% of the outstanding Common Stock.

The ultimate economic interest in Pacific is held by certain members of the Ghermezian family through their direct or indirect ownership of various entities that own Pacific.  Mr. Ghermezian is the Manager of Pacific.  As such, Mr. Ghermezian may be deemed to be the indirect beneficial owner with shared voting and dispositive power of the shares of Common Stock that Pacific may be deemed to beneficially own directly.  Therefore, Mr. Ghermezian may be deemed to be the indirect beneficial owner with shared voting and dispositive power of 13,490,296 shares of Common Stock, representing in the aggregate 59.7% of the number of shares of Common Stock issued and outstanding.

The calculation of the foregoing percentages is made on the basis of there being 22,606,476 shares of Common Stock outstanding as of April 13, 2011, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

On May 16, 2011 and May 17, 2011, Pacific entered into a Letter Agreement with Keren Ohr Lanoar B and Arthur W. Tifford, P.A., respectively (together with the Shareholders who entered into the Letter Agreements with Pacific on April 21, 2011, each, a “Shareholder” and collectively the “Shareholders”) on the same terms the Letter Agreements dated April 21, 2011.

On May 17, 2011, Pacific was informed that the Perry J. Radoff, P.C., Profit Sharing Plan (the “Plan”) currently owns a total of 468,730 shares of Common Stock.  The sole trustee of the Plan has confirmed that all 468,730 shares of Common Stock are subject to the letter agreement, dated as of April 21, 2011, by and between Pacific and the Plan, which is described in Amendment No. 24 to the Statement.  Accordingly, the updated table listing the Shareholders who entered into Letter Agreements on April 21, 2011, along with the Shareholders who entered into the Letter Agreements on May 16, 2011 and May 17, 2011, is included below.

Shareholder	Lock-up Shares
Tim G. Culp	1,801,581
Michael G. Cunningham	600,526
The Patrick A Gerschel Living Trust dtd 9/23/1997	592,500
Hereford Holdings, LLC	107,500
Toben A. Scott	108,495
William C. Glass	270,000
Connie J. Culp	176,331
Sam Nebenzahl	171,395
Perry J. Radoff, P.C., Profit Sharing Plan	468,730
Bradley Louis Radoff	1,200,000
Todd M. Yocham	484,548
Keren Ohr Lanoar B	625,000
Arthur W. Tifford, P.A.	104,799
Total Lock-up Shares:	6,711,405

The Letter Agreements restrict the Shareholders from selling, transferring, assigning, pledging or otherwise disposing of or encumbering in any way any of the Lock-up Shares held thereby other than in accordance with the explicit provisions of the Letter Agreements.

Each Letter Agreement is filed herewith as an exhibit and is incorporated herein by reference thereto.

On May 17 and May 18, 2011, Pacific acquired an aggregate of 628,791 shares of Common Stock, at a price per share of $1.50, in secondary market transactions that were exempt from any registration requirements under the Securities Act of 1933.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.16.   Letter Agreement, dated May 16, 2011, by and between Pacific International Group Holdings LLC and Keren Ohr Lanoar B.

Exhibit 99.17.   Letter Agreement, dated May 17, 2011, by and between Pacific International Group Holdings LLC and Arthur W. Tifford, P.A.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2011

/s/ Syd Ghermezian
Syd Ghermezian

PACIFIC INTERNATIONAL GROUP HOLDINGS LLC

	By:	/s/ Syd Ghermezian
Name: Syd Ghermezian
Title: Manager